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Washington, DC 20006-1238

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VIA EDGAR

April 18, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust
File Nos. 333-92935 and 811-09729
Post-Effective Amendment No. 525

Ladies and Gentlemen:

On behalf of the iShares Trust (the “Trust”), we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”), and the Investment Company Act of 1940, Post-Effective Amendment No. 525 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding two new funds to the Trust (each, a “Fund,” and collectively, the “Funds”):

iShares S&P Target Date 2045 Index Fund;

iShares S&P Target Date 2050 Index Fund

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

(a)	iShares S&P Target Date 2045 Index Fund

The iShares S&P Target Date 2045 Index Fund (the “Fund”) seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Target Date 2045 Index (the “Underlying Index”).

The Fund is a fund of funds and seeks its investment objective by investing primarily in the securities of other iShares funds (each, an “Underlying Fund” and collectively, the “Underlying Funds”) that themselves seek investment results corresponding to their own underlying index. The Underlying Funds invest primarily in distinct asset classes, such as large-capitalization U.S. equity,

NEW YORK        WASHINGTON        PARIS        LONDON         MILAN        ROME        FRANKFURT         BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

mid-capitalization U.S. equity, emerging market securities, the aggregate bond market or the U.S. treasury bond market; each such asset class has its own risk profile.

The retirement time horizon, also referred to as a “target date,” is included in the name of an Underlying Index and the Fund. The retirement time horizon refers to a particular target date designed for investors expecting to retire or to begin to gradually withdraw their money around such target date.

The Fund is designed to broadly meet the investment objectives of investors with an approximate 2045 target retirement horizon by tracking the Underlying Index. The Fund is expected to invest approximately 90% of its assets in Underlying Funds that invest primarily in equity securities and 10% of its assets in Underlying Funds that invest primarily in bonds.

The Fund is expected to invest in the iShares S&P 500 Index Fund, iShares S&P MidCap 400 Index Fund, iShares S&P SmallCap 600 Index Fund, iShares Cohen & Steers Realty Majors Index Fund, iShares MSCI EAFE Index Fund, iShares MSCI Emerging Markets Index Fund, iShares Barclays Aggregate Bond Fund and iShares Barclays Short Treasury Bond Fund. BFA may add, eliminate or replace all Underlying Funds at any time.

(b)	iShares S&P Target Date 2050 Index Fund

The iShares S&P Target Date 2050 Index Fund (the “Fund”) seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Target Date 2050 Index (the “Underlying Index”).

The Fund is a fund of funds and seeks its investment objective by investing primarily in the securities of other iShares funds (each, an “Underlying Fund” and collectively, the “Underlying Funds”) that themselves seek investment results corresponding to their own underlying index. The Underlying Funds invest primarily in distinct asset classes, such as large-capitalization U.S. equity, mid-capitalization U.S. equity, emerging market securities, the aggregate bond market or the U.S. treasury bond market; each such asset class has its own risk profile.

The retirement time horizon, also referred to as a “target date,” is included in the name of an Underlying Index and the Fund. The retirement time horizon refers to a particular target date designed for investors expecting to retire or to begin to gradually withdraw their money around such target date.

The Fund is designed to broadly meet the investment objectives of investors with an approximate 2050 target retirement horizon by tracking the Underlying Index. The Fund is expected to invest approximately 90% of its assets in Underlying Funds that invest primarily in equity securities and 10% of its assets in Underlying Funds that invest primarily in bonds.

The Fund is expected to invest in the iShares S&P 500 Index Fund, iShares S&P MidCap 400 Index Fund, iShares S&P SmallCap 600 Index Fund, iShares Cohen & Steers Realty Majors Index Fund, iShares MSCI EAFE Index Fund, iShares MSCI Emerging Markets Index Fund, iShares Barclays Aggregate Bond Fund and iShares Barclays Short Treasury Bond Fund. BFA may add, eliminate or replace all Underlying Funds at any time.

(2)	Changes from Recent Filings

Each Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to the Fund. The portfolio managers are specific to these Funds. The tax disclosure has also been updated to reflect recent legislation.

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 500 filed pursuant to Rule 485(a)(2) relating to iShares MSCI USA Minimum Volatility Index Fund.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 500, filed pursuant to Rule 485(a) on January 24, 2011, relating to the iShares MSCI USA Minimum Volatility Index Fund. The disclosures applicable to the Funds and the Trust included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other matters under the headings identified below.

In the Prospectus:

“Introduction,” “Portfolio Holdings Information,” “Management—Investment Adviser,” “Management—Administrator, Custodian and Transfer Agent,” “Management—Conflicts of Interest,” “Shareholder Information—Buying and Selling Shares,” “Shareholder Information—Book Entry,” “Shareholder Information—Share Prices,” “Shareholder Information—Dividends and Distributions,” “Shareholder Information—Taxes,” “Shareholder Information—Taxes on Distribution,” “Shareholder Information—Taxes When Shares Are Sold,” Shareholder Information—Creations and Redemptions,” “Shareholder Information—Householding,” and “Distribution.”

In the Statement of Additional Information:

“Proxy Voting,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services—Investment Adviser,” “Investment Advisory, Administrative and Distribution Services—Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services—Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services—Distributor,” “Additional Information Concerning the Trust—Termination of the Trust or the Fund,” “Additional Information Concerning the Trust—DTC as Securities Depository for Shares of the Fund,” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Funds, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

cc:	Andrew Josef, Esq.

Katherine Drury

Michael Gung

Joel Whipple

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).